SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 001-32748

CORRIENTE RESOURCES INC.
(Translation of registrant's name into English)

520 - 800 West Pender Street, Vancouver, British Columbia, CANADA V6C 2V6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _____             Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____             No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1.	Report of Voting Results

CORRIENTE RESOURCES INC.
(the "Company")

Annual General and Special Meeting of Shareholders
May 24, 2007

REPORT OF VOTING RESULTS
Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

Common Shares represented at the Meeting:	39,789,166
Total issued and outstanding Common Shares as at record date:	74,752,393
Percentage of issued and outstanding Common Shares represented:	53%

General Business

1.     The following nominees were elected as directors to serve until the close of the next annual general meeting or until their successors are duly elected or appointed:

  Richard P. Clark
  Antony F. Holler
  G. Ross McDonald
  Dale C. Peniuk
  Kenneth R. Shannon
  David G. Unruh

2.     PricewaterhouseCoopers LLP, Chartered Accountants, were appointed as auditors of the Company until the close of the next annual general meeting of shareholders and the directors were authorized to determine their remuneration.

Special Business

3.     The shareholders voted on a motion to approve and adopt a Plan of Arrangement regarding the transfer by the Company to Q2 Gold Resources Inc. of the Company's 100% interest in certain gold concessions located in Ecuador.

The results of the vote were as follows:

For the Motion:	24,869,925
Against the Motion:	144,254
Total Shares Voted:	25,014,179	(33 % of the issued and outstanding common shares)

No other business was voted upon at the Meeting.

Dated: May 25, 2007

"Darryl Jones"
Darryl F. Jones
Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CORRIENTE RESOURCES INC.
(Registrant)

Date: May 25, 2007
By:	/S/ DARRYL F. JONES
Name: Darryl F. Jones
Title: Chief Financial Officer